UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒   Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-22 June 22, 2005

DESCRIPTION:

Queenstake Closes Cdn$7,300,000 Bought Deal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	June 22, 2005	By	“Dorian L. Nicol”” (signed)
(Signature)

Dorian L. Nicol, President & CEO

NEWS RELEASE

News Release 2005-22	June 22, 2005

TSX – QRL; AMEX – QEE – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE CLOSES Cdn$7,300,000 BOUGHT DEAL

Denver, Colorado – June 22, 2005 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) (“Queenstake”) announces that pursuant to a final short form prospectus dated June 15, 2005, it has successfully closed its bought deal equity financing of 21,428,600 common shares for Cdn$6 million (the “Offering”) through a syndicate of underwriters (the “Underwriters”).  In addition the Underwriters also confirmed the partial exercise of their option, bringing the total gross proceeds to Cdn$7.3 million.  The total Offering consisted of 25,978,200 common shares at a price of Cdn$0.28 per share.  The Company has also granted to the Underwriters an over-allotment option exercisable not later than 30 days after the closing of the Offering, to purchase up to an additional 5,357,145 common shares at Cdn$0.28 on the same terms and conditions, including Underwriters’ fees.  The Underwriters received a 4% commission on the gross proceeds of the offering.

Net proceeds will be used to accelerate underground development and for exploration at Jerritt Canyon.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.